UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  10 )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.09%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	4,983,909
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	4,983,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,983,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.47%(1)
14	TYPE OF REPORTING PERSON: CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.56%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.56%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.09%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.09%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.56%(1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,101,476 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2017, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed February 24, 2017.

This Amendment No. 10 (this “Amendment No. 10”) to Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc. and David A. Tepper to supplement and amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”), Amendment No. 3, filed January 8, 2016 (“Amendment No. 3”), Amendment No. 4, filed April 1, 2016 (“Amendment No. 4”), Amendment No. 5, filed May 13, 2016 (“Amendment No. 5”), Amendment No. 6, filed July 22, 2016 (“Amendment No. 6”), Amendment No. 7, filed October 19, 2016 (“Amendment No. 7”), Amendment No. 8, filed November 10, 2016 (“Amendment No. 8”) and Amendment No. 9, filed November 18, 2016 (“Amendment No. 9”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 10, is referred to herein as “this Schedule 13D.”

This Amendment No. 10 hereby amends Item 4 and Item 6 of the prior Schedule 13D as follows:

ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following:

As disclosed in a Current Report on Form 8-K filed by the Issuer on March 7, 2017, the Issuer entered into a Merger and Sponsorship Transaction Agreement (the “Transaction Agreement”) on March 6, 2017, with Orion US Holdings 1 L.P. (“Orion”) and BRE TERP Holdings Inc., a wholly-owned subsidiary of Orion (“Merger Sub”), providing for, among other things, the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger (the “Surviving Corporation”), following which Orion will hold an approximately 51% interest in the Surviving Corporation.  The Transaction Agreement provides that, at or prior to the effective time of the Merger, the Issuer and Orion (or one of its affiliates) will enter into certain agreements providing for sponsorship arrangements as described therein.  Orion and Merger Sub are affiliates of Brookfield.

The Reporting Persons are not parties to the Transaction Agreement or any related agreement. Informal discussions between the Reporting Persons and Brookfield have occurred concerning the Reporting Persons’ acquisition, directly or indirectly, of shares of common stock of the Surviving Corporation to be held by Brookfield (or one of its affiliates), or otherwise increasing their investment in the Surviving Corporation, following completion of the Merger. Based on those discussions, the Reporting Persons intend to pursue such potential acquisition from Brookfield or potential investment in the Surviving Corporation, on terms to be negotiated at the time.

As part of the Reporting Persons’ ongoing review of their investment in the Issuer, they may, either directly or through their advisors, seek to engage in discussions with and may seek information from Brookfield, the Issuer, one or more of the Issuer’s other stockholders, and other third parties, relating to the business, assets, liabilities, financial condition, results of operations, regulatory and other general business matters concerning the Issuer, and may, to the extent required to do so, enter into confidentiality agreements with any of the foregoing persons with respect to any such information.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the prior Schedule 13D is hereby amended by adding the following:

      The information set forth in Item 4 of this Amendment No. 10 is incorporated by reference into Item 6 of this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2017	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper